UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM                      TO

COMMISSION FILE NUMBER 1-12001

ALLEGHENY TECHNOLOGIES RETIREMENT SAVINGS PLAN

(Title of Plan)

ALLEGHENY TECHNOLOGIES INCORPORATED

(Name of Issuer of securities held pursuant to the Plan)

1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479

(Address of Plan and principal executive offices of Issuer)

Audited Financial Statements and Supplemental
Schedule
Allegheny Technologies Retirement Savings Plan

Years Ended December 31, 2008 and 2007
With Report of Independent Registered Public Accounting Firm

Allegheny Technologies Retirement Savings Plan
Audited Financial Statements
and Supplemental Schedule
Years Ended December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm
Allegheny Technologies Incorporated
We have audited the accompanying statements of net assets available for benefits of the Allegheny Technologies Retirement Savings Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Pittsburgh, Pennsylvania
June 25, 2009

Allegheny Technologies Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2008	2007

Investments at fair value:
Interest in synthetic investment contracts	$96,180,452	$102,708,168
Interest in registered investment companies	61,373,681	106,140,817
Interest in common collective trusts	42,464,847	54,393,887
Corporate common stocks	11,495,186	26,473,467
Interest-bearing cash and cash equivalents	8,425,077	5,401,079
Participant loans	2,929,458	2,692,259

Total investments at fair value	222,868,701	297,809,677

Contributions receivable	11,976	—

Net assets available reflecting investments at fair value	222,880,677	297,809,677
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	6,255,302	367,655

Net assets available for benefits	$229,135,979	$298,177,332

See accompanying notes.

Allegheny Technologies Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2008	2007

Contributions:
Employer	$7,510,149	$8,513,597
Employee	8,198,779	7,559,816

Total contributions	15,708,928	16,073,413

Investment income (loss):
Net gain (loss) from interest in registered investment companies	(36,770,096)	6,778,082
Net realized/unrealized loss on corporate common stocks	(19,898,808)	(901,176)
Net gain (loss) from interest in common collective trusts	(16,608,717)	271,969
Interest income	2,075,480	905,057
Dividend income	44	80,587
Net gain from interest in Allegheny Master Trust	—	6,481,393
Other	2,878,023	923,042

Total investment income (loss)	(68,324,074)	14,538,954

	(52,615,146)	30,612,367

Distributions to participants	(16,421,872)	(31,703,777)
Administrative expenses and other, net	(4,335)	(3,040)

	(16,426,207)	(31,706,817)

Net decrease in net assets available for benefits	(69,041,353)	(1,094,450)
Net assets available for benefits at beginning of year	298,177,332	299,271,782

Net assets available for benefits at end of year	$229,135,979	$298,177,332

See accompanying notes.

Allegheny Technologies Retirement Savings Plan
Notes to Financial Statements
1. Significant Accounting Policies
Use of Estimates and Basis of Accounting

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
The financial statements are prepared under the accrual basis of accounting.
Investment Valuation

Investments are reported at fair value. As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and
SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans”, fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value.
2. Description of the Plan
The Allegheny Technologies Retirement Savings Plan (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The purpose of the Plan is to provide retirement benefits to eligible employees through Company contributions and to encourage employee thrift by permitting eligible employees to defer a part of their compensation and contribute such deferral to the Plan. The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations. Depending on participants’ years of service, qualifying employee contributions are matched by the respective employing companies, which are Allegheny Technologies Incorporated (ATI, the Plan Sponsor) and affiliates of ATI, up to 4% of participants’ salary. In addition, the respective employing companies contribute 6.5% of participants’ monthly pensionable earnings, as described in the Plan, and in addition contribute $43.34 per month per participant. With respect to participants who are members of the Salaried Union Office & Technical (Local 1196-1) Agreement, the Plan was amended on January 1, 2004, to provide an employer contribution of $0.50 for each hour worked by the participant, and on June 1, 2004, to provide that the employer match and the employer contributions of 6.5% of participants’ monthly pensionable earnings and $43.34 per month were eliminated. The Plan allows participants to direct their contributions, and contributions made on their behalf, to any of the investment alternatives. Unless otherwise specified by the participant, employer contributions are made to the State Street Target Retirement Fund that most closely matches the participant’s 65th birthday date (e.g., State Street Target Retirement Income 2020 SL Series Fund).

Allegheny Technologies Retirement Savings Plan
Notes to Financial Statements (continued)
2. Description of the Plan (continued)
Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan’s trustee, Mellon Bank, N.A., prior to September 1, 2007 and thereafter Mercer Trust Company, for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor.
Participants may make “in-service” and hardship withdrawals as outlined in the plan document.
Active employees can borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $1,000 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General purpose loans are repaid over 6 to 60 months, and primary residence loans are repaid over periods up to 180 months. Payments are made by payroll deductions.
Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan documents, summary plan description, and related contracts. These documents are available from the Plan Sponsor.
3. Investments
Prior to September 1, 2007, certain of the Plan’s investments were in the Allegheny Master Trust, which had three separately managed institutional investment accounts: the T. Rowe Price Structured Research Common Trust Fund, the Alliance Capital Growth Pool, and the Standish Mellon Fixed Income Fund, which were valued on a unitized basis (collectively, the “Allegheny Master Trust”).
On September 1, 2007, as part of a change in the administration of the Plan, including changing the record keeper to Mercer Human Resources from Affiliated Computer Services, Inc., and changing the trustee to Mercer Trust Company from Mellon Bank, N.A., the investment options available to participants under the Plan were changed. Additionally, the Plan liquidated its investment in the Allegheny Master Trust. The Standish Mellon Fixed Income Fund was renamed the Standish Mellon Stable Value Fund.
The Allegheny Master Trust was established for the investment of assets of the Plan, and several other ATI sponsored retirement plans. Each participating retirement plan had an undivided interest in the Allegheny Master Trust. Investment income and expenses were allocated to the Plan based upon its pro rata share in the net assets of the Allegheny Master Trust.

Allegheny Technologies Retirement Savings Plan
Notes to Financial Statements (continued)
3. Investments (continued)
The Plan retained the Standish Mellon Fixed Income Fund, renamed as the Standish Mellon Stable Value Fund (the Fund), as an investment option in a separate account subsequent to liquidating the Plan’s interest in the Allegheny Master Trust. The Fund invests in guaranteed investment contracts (GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs and these assets are owned by the Plan. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs were comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs), collateralized mortgage obligations (CMOs), and common/collective trusts.
Interest crediting rates on the GICs in the Fund are determined at the time of purchase. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly within a “constant duration.” A constant duration contract may specify a duration of 2.5 years and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures. At December 31, 2008 and 2007, the interest crediting rates for Fixed Maturity SICs ranged from 4.12% to 5.04% and 4.30% to 5.32%, respectively.
Average yields for all fully benefit-responsive investment contracts for the years ended December 31, 2008 and 2007 were as follows:

	Years Ended December 31
	2008	2007

Average yields:
Based on actual earnings	4.67%	4.72%
Based on interest rate credited to participants	4.56%	4.57%
There are no reserves against contract value for credit risk of the contract issuer or otherwise.
Although it is management’s intention to hold the investment contracts in the Standish Mellon Stable Value Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.

Allegheny Technologies Retirement Savings Plan
Notes to Financial Statements (continued)
3. Investments (continued)
The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31
	2008	2007

Barclays Global Investors Asset-Backed Securities Index Fund**	$17,715,591	$18,663,527
Barclays Global Investors Intermediate Term Credit Bond Index Fund**	16,121,927	15,852,204
American Funds Growth Fund of America	16,028,565	27,110,712
Barclays Global Investors Mortgage-Backed Securities Index Fund*,**	13,299,361	12,778,429
Allegheny Technologies Incorporated common stock	11,495,186	26,473,467
State Street Global Advisors S&P 500 Flagship SL Fund***	11,336,458	19,990,877
American Funds Europacific Growth Fund***	9,298,368	17,228,050
Alliance Bernstein Small Mid Cap Value Fund***	8,214,128	16,372,049
MSIF Small Company Growth Fund***	7,789,192	15,492,580

*	Prior year presented for comparative purposes only

**	Held within SICs

***	Current year presented for comparative purposes only
Investments in SICs at contract value that represent 5% or more of the Plan’s net assets were as follows:

	December 31
	2008	2007

Monumental Life Ins. Co. Constant Duration SIC	$27,186,516	$24,895,256
Rabobank Constant Duration SIC	26,543,836	25,321,764
State Street Constant Duration SIC*	14,640,638	9,746,533
Bank of America Fixed Maturity SIC*	13,439,664	12,029,587
Union Bank of Switzerland Fixed Maturity SIC	—	17,324,923

*	Prior year presented for comparative purposes only
4. Fair Value Measurements
The Plan adopted FASB Statement No. 157, “Fair Value Measurements” (FAS 157), as required, on January 1, 2008. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurements. Specifically, FAS 157:

Allegheny Technologies Retirement Savings Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
•	Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value;
•	Establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date;
•	Eliminates large position discounts for financial instruments quoted in active markets; and
•	Expands disclosures about instruments measured at fair value.
Determination of Fair Value
Following is a description of the Plan’s valuation methodologies for assets and liabilities measured at fair value. Such valuation methodologies were applied to all of the assets and liabilities carried at fair value effective January 1, 2008. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently-sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. In addition to market information, models may also incorporate transaction details, such as maturity. Valuation adjustments, such as liquidity valuation adjustments, may be necessary when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) markets. Liquidity adjustments are not taken for positions classified within level 1 (as defined below) of the fair value hierarchy.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.
Valuation Hierarchy
FAS 157 established a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of the inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:
Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets and liabilities in active markets.

Allegheny Technologies Retirement Savings Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3 — inputs to the valuation methodology are unobservable and significant to the valuation measurement.
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
Valuation Methodologies
The valuation methodologies used for assets and liabilities measured at fair value, including their general classification based on the fair value hierarchy, includes the following:
•	Cash and cash equivalents — where the Net Asset Value (NAV) is a quoted price in a market that is active, it is classified within level 1 of the valuation hierarchy. In certain cases NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within level 2 of the valuation hierarchy.
•	Corporate common stocks — are valued at the closing price reported on the major market on which the individual securities are traded. Substantially all other common stock is classified within level 1 of the valuation hierarchy.
•	Common/collective trust funds — these investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified within level 2 of the valuation hierarchy.
•	Registered investment companies — these investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Where the NAV is a quoted price in a market that is active, it is classified within level 1 of the valuation hierarchy. In certain cases NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within level 2 of the valuation hierarchy.

Allegheny Technologies Retirement Savings Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
•	Corporate debt instruments, U.S. government and federal agency obligations, U.S. government-sponsored entity obligations, and other — where quoted prices are available in an active market, the investments are classified within level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. When quoted market prices for the specific security are not available in an active market, they are classified within level 2 of the valuation hierarchy.
•	Synthetic investment contracts — fair value is based on the underlying investments. The underlying investments include government agency bonds, corporate bonds, ABOs, CMOs, and common/collective trusts. Because inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, or in the case of common/collective trusts the NAV is a quoted price in a market that is not active, synthetic investment contracts are classified within level 2 of the valuation hierarchy.
•	Loans to plan participants — valued at cost plus accrued interest, which approximates fair value and are classified within level 2 of the valuation hierarchy.
The following table presents the financial instruments carried at fair value as of December 31, 2008, by caption on the statement of net assets available for benefits and by FAS 157 valuation hierarchy (as described above). The Plan had no assets classified within level 3 of the valuation hierarchy.
Assets measured at fair value on a recurring basis:

December 31, 2008	Level 1	Level 2	Total

Interest in synthetic investment contracts	$—	$96,180,452	$96,180,452
Interest in registered investment companies	61,373,681	—	61,373,681
Interest in common collective trusts	—	42,464,847	42,464,847
Corporate common stock	11,495,186	—	11,495,186
Interest-bearing cash and cash equivalents	6,553,963	1,871,114	8,425,077
Participant loans	—	2,929,458	2,929,458

Total assets at fair value	$79,422,830	$143,445,871	222,868,701

Allegheny Technologies Retirement Savings Plan
Notes to Financial Statements (continued)
5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated August 4, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
6. Plan Termination
Although it has not expressed any intent to do so, the employing companies have the right under the Plan to discontinue their contributions at any time and to terminate their respective participation in the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
8. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2008	2007

Net assets available for benefits per the financial statements	$229,135,979	$298,177,332
Deemed distribution of benefits to participants	(203,157)	(138,106)

Net assets available for benefits per the Form 5500	$228,932,822	$298,039,226

Allegheny Technologies Retirement Savings Plan
Notes to Financial Statements (continued)
8. Reconciliation of Financial Statements to Form 5500 (continued)
The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2008:

Benefits paid to participants per the financial statements	$16,421,872
Add: Amounts allocated on Form 5500 to deemed distributions for the year ended December 31, 2008	203,157
Less: Amounts allocated on Form 5500 to deemed distributions for the year ended December 31, 2007	(138,106)

Benefits paid to participants per the Form 5500	$16,486,923

Allegheny Technologies Retirement Savings Plan
EIN: 25-1792394 Plan: 004
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2008

Description	Current Value

Registered Investment Companies
Alliance Bernstein Small Mid Cap Value Fund	$8,214,128
American Funds Europacific Growth Fund	9,298,368
American Funds Growth Fund of America	16,028,565
MFS Value Fund	6,528,032
Lord Abbett Mid Cap Value Fund	3,596,632
MSIF Small Company Growth Fund	7,789,192
Western Asset Core Plus Bond Fund	5,910,285
Federated Money Market Fund	1,041,893

58,407,095

Self-directed accounts
American Century Equity Growth Fund	32,220
American Century Real Estate Fund	30,019
Barron Asset Fund	8,469
Baron Growth Fund	3,978
Direxion Commodity Bull 2X Fund	997
Dow Jones US Financial Ultra Sector Profund	1,524
Energy Ultrasector Profound	4,879
Federated Kaufmann Fund Class K	144,118
Janus Fund	25,121
Janus Enterprise Fund	64,676
Janus Global Technology	28,606
Janus Global Life Sciences Fund	22,459
Janus Growth & Income Fund	64,637
Janus Mercury Fund	83,390
Janus Strategic Value Fund	44,051
Janus Twenty Fund	29,362
Janus Worldwide Fund	37,683
Jensen Portfolio	37,838
Pimco All Asset Fund	13,145
Pimco Commodity Real Return Strategy Fund	8,050
Pimco PIMS Real Return Fund	21,348
Pimco PIMS Total Return Fund	6,914
Precious Metals Ultra Sector Profund	2,251
Vanguard Bond Index Fund	34,411
Vanguard Equity Income Fund	13,060
Vanguard Fixed Income High Yield	4,516
Vanguard Fixed Income Short Term	7,350
Vanguard Growth Index Fund	4,562
Vanguard Index Trust Fund	17,943
Vanguard Special Energy Fund	82,267
Vanguard Special Portfolio	26,344
Vanguard Wellington Fund	57,445

Allegheny Technologies Retirement Savings Plan
EIN: 25-1792394 Plan: 004
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2008

Description	Current Value

Vanguard Windsor II	69,379
AIM Global Health Care Fund	80,041
American Advantage International Equity Fund	12,700
American Beacon Large Cap	31,652
Ariel Appreciation Fund	12,348
CGM Focus Fund	6,538
CGM Realty Fund	23,502
Direxion Nasdaq — 100 Bear 2.5X Fund	10,054
Dodge & Cox International Fund	27,624
Dodge & Cox Income Fund	13,430
Dodge & Cox Stock Fund	2,432
Dreyfus Intermedia	8,968
Dreyfus Basic S & P 500 Index	4,040
Dreyfus Disciplined Stock Fund	5,995
Dreyfus Mid-cap Value Fund	5,518
Dreyfus Premier Enterprise	20,254
Dreyfus Premier Technology	27,557
DWS High Income Plus Fund	10,264
Fidelity Aggressive Growth Fund	1,220
Fidelity Canada Fund	30,563
Fidelity Dividend Growth Fund	9,116
Fidelity Growth Company	14,283
Fidelity International Growth	58,391
Fidelity Leveraged Company Stock Fund	41,329
Fidelity Nordic Countries	22,591
Fidelity Select Biotechnology Fund	4,645
Fidelity Select Electronic	8,856
Fidelity Select Financial	5,603
Fidelity Select Gold Fund	50
Fidelity Select Health Care Fund	12,933
Fidelity Select Medical Equipment Fund	16,758
Fidelity Select Natural Gas Fund	8,903
Fidelity Select Natural Resources	9,720
Fidelity Select Portfolio	9,063
Fidelity Select Regional Bank	16,855
Fidelity Select Software Fund	32,303
Fidelity Select Technology Portfolio Fd	19,191
Fidelity Small Cap Independence Fund	26,140
Gamco Global Growth Fund Class	3,610
Gamco Growth Fund Class AAA	25,211
Growth Fund of America Class B	6,111
Harbor International Fund Investor Class	21,926
Invesco Technology Fund Investor Class	1,675
Janus Adviser Forty Fund Class I	5,787
Janus Global Opportunities Fund	17,366

Allegheny Technologies Retirement Savings Plan
EIN: 25-1792394 Plan: 004
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2008

Description	Current Value

Janus Mid Cap Value Fund Investor Shares	22,168
Janus Orion Fund	126,044
Jennison Health Sciences Fund	16,280
Lazard Emerging Markets Portfolio	19,519
Loomis Sayles Bond Fund	65,686
Lord Abbett Mid-Cap Value Fund	4,680
Marsico Growth & Income Fund	52,400
Masters Select International Fund	16,718
Matthews China Fund	7,652
MFS Mid-Cap Growth Fund	8,987
Money Market Profund	140,908
Mutual Series Discovery	14,929
Old Mutual Technology	7,683
Old Mutual Emerging Growth	34
Pimco All Asset Fund	36,736
Pimco High Yield Fund	9,914
Pimco Total Return Fund	42,137
Royce Opportunity Fund	831
Royce Pennsylvania Mutual Fund	5,917
Royce Special Equity Fund	12,455
RS Core Equity Fund Class A	31,772
RS Emerging Growth Fund	21,637
Rydex Basic Materials	9,731
Stratton Growth Fund	21,517
T. Rowe Price Emerging Markets Fund	3,674
T. Rowe Price International Growth & Income Adv.	5,757
T. Rowe Price Blue Chip Growth	7,323
T. Rowe Price Capital Appreciation	70,336
T. Rowe Price Equity Income	6,521
T. Rowe Price Health Sciences	12,153
T. Rowe Price Latin America	1,255
T. Rowe Price Midcap Growth Fund	15,048
T. Rowe Price New Era	17,377
T. Rowe Price Real Estate	18,464
T. Rowe Price Science and Technology Fund	39,173
T. Rowe Price Small Cap Value	40,897
The Fairholme Fund	12,108
Third Avenue Real Estate Value Fund	6,104
Third Avenue Value Fund	7,432
Ultradow 30 Profund Investor Class	5,016
Vanguard International	80,702
Vanguard Primecap Core Fund	10,491
Vanguard Small-Cap Growth Index Fund	4,234
Vanguard Strategic Equity Fund	10,485

Allegheny Technologies Retirement Savings Plan
EIN: 25-1792394 Plan: 004
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2008

Description	Current Value

Vanguard Total International Stock Index Fund	4,009
Vanguard Total Stock Market Index Signal Fund	7,696
Wasatch Heritage Growth Fund	7,890
Wasatch Strategic Income Fund	4,446
Wells Fargo Advantage	105,679
Cash balance liability	(147)

Self-Directed Accounts	2,966,586

Total Registered Investment Companies	$61,373,681

Corporate Common Stock
Allegheny Technologies Incorporated*	$11,495,186

Participant loans* (5.00% to 9.75%, with maturities through 2023)	$2,929,458

Interest-Bearing Cash and Cash Equivalents
Mellon Trust of New England TIF Fund	$6,553,963
Natixis Financial	1,871,114
Adjustment from fair to book value	(12,809)

$8,412,268

Common Collective Trusts
Mellon Stable Value Fund	$2,131,345
Adjustment from fair to book value	100,228
State Street Global Advisors Target Retirement Income SL Series Fund	2,292,559
State Street Global Advisors Target Retirement Income 2010 SL Series Fund	1,452,165
State Street Global Advisors Target Retirement Income 2015 SL Series Fund	6,097,383
State Street Global Advisors Target Retirement Income 2020 SL Series Fund	7,661,361
State Street Global Advisors Target Retirement Income 2025 SL Series Fund	4,434,000
State Street Global Advisors Target Retirement Income 2030 SL Series Fund	3,469,646
State Street Global Advisors Target Retirement Income 2035 SL Series Fund	1,082,549
State Street Global Advisors Target Retirement Income 2040 SL Series Fund	759,173
State Street Global Advisors Target Retirement Income 2045 SL Series Fund	1,104,845
State Street Global Advisors Target Retirement Income 2050 SL Series Fund	128,032
State Street Global Advisors S&P 500 Flagship SL Fund	11,336,458
State Street Global Advisors Daily MSCI ACWI Ex-US Index SL Series Fund	515,331

$42,565,075

Fixed Maturity Synthetic Contracts:
CMBS, BACM 2002-2 A3	$851,214
CMBS, BACM 2005-3 A3A	930,004
Fannie Mae, FNR 2002-74 LC	70,088
Freddie Mac, FHR 2627 BU	1,558,961
Freddie Mac, FHR 2640 TL	784,886

Allegheny Technologies Retirement Savings Plan
EIN: 25-1792394 Plan: 004
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2008

Description	Current Value

Freddie Mac, FHR 2715 ND	997,798
Freddie Mac, FHR 2760 EB	897,859
Freddie Mac, FHR 2786 PC	464,558
Freddie Mac, FHR 2865 PQ	1,381,303
Freddie Mac, FHR 2866 XD	1,384,610
Freddie Mac, FHR 2870 BD	930,840
Freddie Mac, FHR 2888 OW	656,124
GNMA Project Loans, GNR 06-51 A	1,029,204
Auto Valet 2008-2 A3A	1,363,588
Bank of America, N.A. Wrap contract	138,627

Bank of America, N.A. Fixed Maturity Synthetic Contract 03-040	13,439,664

Auto, BASAT 06-G1 A4	1,345,150
CMBS, CDCMT 2002-FX1D1895488.82	865,518
Rate Redu Bonds, CNP 05-1 A2	1,371,872
Freddie Mac, FHR 2631 LB	628,239
Freddie Mac, FHR 2681 PC	1,191,834
Freddie Mac, FHR 2778 KR	463,635
Freddie Mac, FHR 2981 NB	1,071,491
Freddie Mac, FHR 2891 NB	935,601
CMBS, MLMT 05-CIP1 A2	1,672,731
CMBS, MLMT 05-CKI1 A2	828,962
CMBS, CD05-CD1 A2 FX	418,607
State Street Bank Wrap contract	352,783

State Street Bank Fixed Maturity Synthetic Contract 105028	11,146,423

CMBS, BSCMS 05-T18 A2	649,466
CMBS, BSCMS 99-WF2 A2	591,289
CMBS, BSCMS 03-T12 A2	91,536
Freddie Mac, FHR 2663 ML	1,620,812
Freddie Mac, FHR 2763 PC	1,218,773
Freddie Mac, FHR 2921 NV	692,843
Freddie Mac, FHR 2934 OC	936,990
CMBS, HFCMC 99-PH1 A2	89,847
CMBS, JPMCC 05-LDP2 A2	840,941
CMBS, MSC 99-CAM1 A4	25,501
Auto, NALT 06-A A4	1,813,178
Auto, VWALT 06-A A4	685,945
Natixis Financial Products Wrap contract	134,137

Natixis Financial Products Fixed Maturity Synthetic Contract #1245-01	9,391,258

Total Fixed Maturity Synthetic Contracts	$33,977,345

Constant Duration Synthetic Contracts:

Allegheny Technologies Retirement Savings Plan
EIN: 25-1792394 Plan: 004
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2008

Description	Current Value

Barclays Global Investors, 1-3 Year Government Bond Index Fund	$1,029,478
Barclays Global Investors, Asset-Backed Sec Index Fund	7,050,609
Barclays Global Investors, Comm Mortgage-Backed Sec Fund	2,144,183
Barclays Global Investors, Int Term Credit Bond Index Fund	6,416,642
Barclays Global Investors, Int Term Government Bond Index Fund	2,469,170
Barclays Global Investors, Long Term Government Bond Index Fund	602,604
Barclays Global Investors, Mortgage-Backed Sec Index Fund	5,293,242
Monumental Life Ins. Co. Wrap contract	2,180,588

Monumental Life Ins. Co. Constant Duration Synthetic Contract MDA00413TR	27,186,516

Barclays Global Investors, 1-3 Year Government Bond Index Fund	1,002,769
Barclays Global Investors, Asset-Backed Sec Index Fund	6,868,500
Barclays Global Investors, Comm Mortgage-Backed Sec Fund	2,088,566
Barclays Global Investors, Int Term Credit Bond Index Fund	6,250,170
Barclays Global Investors, Int Term Government Bond Index Fund	2,405,108
Barclays Global Investors, Long Term Government Bond Index Fund	586,971
Barclays Global Investors, Mortgage-Backed Sec Index Fund	5,155,912
Rabobank Wrap contract	2,185,840

Rabobank Constant Duration Synthetic Contract ATI060301	26,543,836

Barclays Global Investors, 1-3 Year Government Bond Index Fund	554,334
Barclays Global Investors, Asset-Backed Sec Index Fund	3,796,482
Barclays Global Investors, Comm Mortgage-Backed Sec Fund	1,154,560
Barclays Global Investors, Int Term Credit Bond Index Fund	3,455,115
Barclays Global Investors, Int Term Government Bond Index Fund	1,329,553
Barclays Global Investors, Long Term Government Bond Index Fund	324,479
Barclays Global Investors, Mortgage-Backed Sec Index Fund	2,850,207
State Street Bank Wrap contract	1,175,908

State Street Bank Constant Duration Synthetic Contract 107073	14,640,638

Total Constant Duration Synthetic Contracts	$68,370,990

*	Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED

ALLEGHENY TECHNOLOGIES RETIREMENT SAVINGS PLAN

Date: June 25, 2009	By:	/s/ Dale G. Reid

Dale G. Reid
Vice President-Controller, Chief Accounting Officer and Treasurer
(Principal Accounting Officer and Duly Authorized Officer)